FITT Highway Products, Inc.

March 28, 2014

VIA EDGAR Transmission

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	FITT Highway Products, Inc. Current Report on Form 8-K Filed January 13, 2014 File No. 000-33519

Dear Mr. Greenspan:

FITT Highway Products, Inc. (the "Company") is in receipt of the Securities and Exchange Commission's (the "SEC") comment letter dated February 11, 2014 regarding the above-referenced Form 8-K (the "Comment Letter"). This letter confirms that the Company's legal counsel requested by telephone and received an extension of time in which the Company may respond to the Comment Letter. The Company will respond to the Comment Letter on or before April 4, 2014.

If you have any questions or comments, please contact the undersigned.

Sincerely,

/s/ Michael R. Dunn

Michael R. Dunn

CE0 & Chairman of the Board

FITT Highway Products, Inc.

26381 Crown Valley Parkway, Suite 230

Mission Viejo, CA 92691